Securities Lending



On October 3,2008,the Board of Directors of the fund approved a securities lending program and adopted procedures consistent with the requirements imposed by the SEC to permit the fund to lend portfolio securities to broker/dealers or other institutions. A borrower must maintain with the fund cash or equivalent collateral equal to at least 100% of the market value of the securities loaned. During the time portfolio securities are on loan,the borrower pays the fund any dividends or interest paid on the securities. Loans are subject to termination at the option of the fund or the borrower. The fund may pay reasonable administrative and custodial fees in connection with a loan. The fund does not have the right to vote securities on loan,but would terminate the loan and regain the right to vote if a material adverse event occurs with respect to the investment. The fund may lose money if a borrower defaults on its obligation to return the loaned securities and the value of the collateral held by the fund is insufficient to replace the securities. Finally,dividends received from certain types of securities on loan are considered substitute payments and will lose the "qualified dividend income" or QDI benefit.